Exhibit 99.1

KANZHUN LIMITED Announces Board Changes

BEIJING, December 11, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that Mr. Phil Yu Zhang has resigned as an executive Director and Chief Financial Officer of the Company, each with effect from December 11, 2025 and has been appointed as the Chief Strategy Officer by the Company.

Concurrently, our Vice President, Ms. Wenbei Wang has been appointed as the Company's Deputy Chief Financial Officer. Ms. Wang joined us in January 2021 and is responsible for investor relations. She has over 10 years of experience in the finance industry. Prior to joining us, Ms. Wang worked at the investment banking department of UBS from April 2012 to January 2021. Ms. Wang received her bachelor’s degree in engineering from Tsinghua University and her master’s degree in finance from Clark University.

Mr. Peng Zhao, Founder, Chairman and Chief Executive Officer of Kanzhun Limited, commented, “We extend our gratitude to Phil for his professional guidance and visionary perspective during his tenure as executive Director and Chief Financial Officer, which have significantly contributed to the Company's development. The Company holds unwavering confidence that Phil will continue to deliver substantial value in his role as Chief Strategy Officer, further driving the Company’s progress. We also believe that Ms. Wang will effectively perform her duties. The Company remains steadfast in its commitment to promoting more young talents into key management positions.

In addition, the Company is pleased to announce that with effect from December 11, 2025, Ms. Yang Mu has been appointed as an executive Director of the Company (the “executive Director”).

Ms. Yang Mu, aged 46, is currently our Vice President of Human Resources. She has been responsible for overseeing the human resources functions of the Company since May 2016. Prior to joining us, Ms. Mu accumulated nearly a decade of management experience in human resources-related roles. She holds a bachelor’s degree from Peking University and a master’s degree from City University of Hong Kong.

The Company is pleased to welcome Ms. Yang Mu to the Board and believes that Ms. Mu will continue to bring value to the Company.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

In China：

PIACENTE FINANCIAL COMMUNICATIONS

Helen Wu

Tel: +86-10-6508-0677

Email: kanzhun@tpg-ir.com

In the United States:

PIACENTE FINANCIAL COMMUNICATIONS

Brandi Piacente

Phone: +1-212-481-2050

Email: kanzhun@tpg-ir.com

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